Exhibit 1.01

AeroVironment, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2025

This report for the year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Please refer to the Rule, Specialized Disclosure Report on Form SD (“Form SD”) and the 1934 Act Release No. 34-67716 (August 22, 2012) for definitions of the terms used in this report, unless otherwise defined herein.  This report has been prepared by the management of AeroVironment, Inc. (herein referred to as “AeroVironment,” the “Company,” “we,” “us,” or “our”). For purposes of this report, the term “3TG” means tantalum, tin, tungsten, and gold.  The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Company Overview and Summary

During the calendar year ended December 31, 2025, the Company engaged in the design, development, production, delivery and support of a technologically advanced portfolio of integrated capabilities across air, land, sea, space, and cyber for government agencies and businesses. In that year we developed and deployed autonomous systems, precision strike systems, counter-UAS technologies, space-based platforms, directed energy systems, and cyber and electronic warfare capabilities and related services primarily to organizations within the U.S. Department of Defense (“DoD”) and to international allied governments.

We determined that 3TG were necessary to the functionality or production of products that we manufactured or contracted to be manufactured during calendar year 2025.  Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TG in our products originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”).  Based on our RCOI, we have reason to believe that our products could contain 3TG that may have originated in the Covered Countries and, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the 3TG in question to determine whether our products are “DRC Conflict Free.” Due to the size and complexity of our supply chain, and the many intermediaries between the smelters/refiners and our direct suppliers, we are unable to definitively determine whether our necessary conflict minerals are “DRC Conflict Free” as defined by the Rule. We designed our due diligence measures to conform, in all material respects, with the nationally recognized due diligence framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”).

Description of Company Products and Programs

During the calendar year ended December 31, 2025, the Company acquired BlueHalo Financing TopCo, LLC, a Delaware limited liability company (“BlueHalo”). Due to the timing of the closing of the BlueHalo acquisition within 2025, this report excludes the suppliers to BlueHalo and its subsidiaries as part of our RCOI.

Set forth below is a summary of products that we manufactured or contracted to be manufactured during calendar year 2025, excluding those manufactured or contracted to be manufactured by BlueHalo, that contain 3TG that are covered by this report:

Autonomous Systems (AxS) - Our manufactured AxS products typically consist of multiple uncrewed aerial and ground vehicles and precision strike systems. Uncrewed aerial payloads may include electro-optical and infrared sensors, and multiple ground control stations. The precision strike systems may include man-portable tactical missile systems that each consist of a tube-launched air vehicle, an explosive warhead, launch tube and a ground control station. Uncrewed ground vehicle payloads may include secure communications, multi-axis manipulators and automatic tool exchange. Modular battery packs provide power to the uncrewed aerial and ground vehicles and ground control stations.

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Design of Due Diligence

We designed our due diligence measures to conform, in all material respects, with the framework in the OECD Guidance.  The OECD Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step.  We developed our due diligence process to address each of these five steps, namely:

•	Establishing strong company management systems regarding conflict minerals;

•	Identifying and assessing risks in our supply chain;

•	Designing and implementing a strategy to respond to identified risks in our supply chain;

•	Utilizing independent third-party audits of supply chain diligence; and

•	Publicly reporting on our supply chain due diligence.

We are a downstream supplier, many steps removed from the mining of 3TG. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. Furthermore, we do not purchase raw ore or unrefined conflict minerals or make purchases from the Covered Countries.  The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives.  The smelters and refiners consolidate raw ore and therefore are best placed to determine the origin of the ores they procure.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain.  In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors.  Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers.  Accordingly, we rely primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the conflict minerals contained in the components and materials supplied to us.

Management Systems

Internal Compliance Team

We established a cross-functional Conflict Mineral Compliance Team sponsored by Melissa Brown, Executive Vice President, Chief Legal Officer, comprising representatives from our purchasing, subcontracts, legal and finance teams. Subject matter experts from relevant functions such as purchasing, subcontracts and engineering support this Conflict Mineral Compliance Team.

The Conflict Minerals Compliance Team is responsible for implementing our conflict minerals compliance strategy. The Conflicts Mineral Compliance Team briefs senior management about the results of our due diligence efforts on a periodic basis.

Conflict Minerals Policy

We have adopted a Conflict Minerals Policy articulating our 3TG supply chain diligence process and our commitment to our reporting obligations regarding 3TG. Our policy is available on our website at www.avinc.com.

Other Management Systems

We have also implemented the following management systems to support our 3TG compliance program:

•	When entering into or renewing supplier contracts we add a clause to require suppliers to provide information about the source of 3TG and smelters.
•	We, through Assent, Inc. (“Assent”), (i) provide our suppliers with training on the Rule as well as our expectations regarding the responsible sourcing of conflict minerals, and (ii) leverage our existing communications with individual suppliers, specifically their procurement departments, to encourage their interactions with Assent as well as understand the requirement for completion. Feedback from this engagement allows us to enhance the training, focus and adapt it to each supplier’s needs. It also allows for our supplier communications to be more focused and ensure expectations are clear.
•	We have multiple longstanding grievance mechanisms, including our Ethics and Compliance Hotline, whereby employees and suppliers can report violations of our policies, including with respect to conflict minerals.
•	We have implemented a document retention policy through Assent to retain conflict minerals related documents, including supplier responses to Conflict Minerals Reporting Template (“CMRT”) forms. We store all of the information and findings from this process in a database that can be audited by internal or external parties.

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Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us. Many of our direct suppliers are themselves reliant upon the information provided by their suppliers, many of which are not subject to the Rule.

Risks and Red Flags are identified automatically in the Assent Compliance Manager system based on criteria established for supplier responses in the system. Red Flag responses are addressed by Assent Compliance Supply Chain staff who contact the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status.

Design and Implement a Strategy to Respond to Risks

Together with Assent, we have developed processes to assess and respond to the risks identified in our supply chain.  The primary risk we identified during our due diligence activities to date relates to the nature of the responses received from our suppliers and lack of information about the smelters and refiners used for 3TG in the components supplied to AeroVironment.  To address this risk, Assent Compliance Supply Chain staff works with our suppliers to help them provide better and more accurate data on the source and country of origin of 3TG in the products supplied to us.  We are continuing to engage with our suppliers and offer them suggestions as to how to effectively diligence their own supply chains and complete the CMRT form.

Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the Responsible Minerals Initiative’s (“RMI”), formerly the Conflict-Free Sourcing Initiative, Responsible Minerals Assurance Process, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Public Reporting on Supply Chain Due Diligence

We have published our Form SD for the year ended December 31, 2025 and this report in the Suppliers section of our website at www.avinc.com. Information found on or accessed through our website is not considered part of this report and is not incorporated by reference herein. We have also publicly filed our Form SD and this report with the Securities and Exchange Commission.

Due Diligence Performed

To determine whether necessary 3TG in the products that we manufactured or contracted to be manufactured during calendar year 2025 originated in Covered Countries, we retained Assent to assist us in reviewing our supply chain. We conducted a survey of all our suppliers of components of our products, excluding those products manufactured or contracted to be manufactured by BlueHalo. We decided not to further filter this list based on the necessity of the presence of 3TG in our products as we could not definitively determine the presence or absence of 3TG in all parts supplied to us for our products.

During the supplier survey, we contacted suppliers via the Assent Compliance Manager, a SaaS platform provided by Assent that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRT forms directly to the platform for red flag assessment and management. Assent requested that suppliers complete the CMRT forms and included training and education on the completion of the CMRT form in its mailing to suppliers. Assent monitored and tracked all of these communications in its system for future reporting and transparency.

Assent periodically informed the Company of the response rate of suppliers during the diligence process. Suppliers requesting additional information regarding the form were encouraged to review informational materials prepared by Assent and to contact Assent with further questions.

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The primary risk we identified with respect to the reporting period ended December 31, 2025 related to the nature of the responses received. Of the 137 suppliers of components of our products we surveyed, we received responses (via the Assent Compliance Manager and directly from suppliers) from approximately 87.6% of the suppliers surveyed. Assent reviewed the initial responses against criteria developed to determine which suppliers required further engagement based on the information provided. These criteria included incomplete responses as well as inconsistencies within the data reported on the CMRT form. Assent worked directly with these suppliers to attempt to obtain revised responses. Ultimately, less than approximately 2.5% of the responses received contained an inconsistency or were deemed incomplete. Because some of our suppliers failed to respond and some who did respond were unable to specify the smelters or refiners used for 3TG in the components supplied to us, we were unable to determine all of the smelters or refiners in our supply chain.

Assent compared the list of smelters and refiners provided in our suppliers’ responses to the lists of valid smelters and refiners maintained by Assent, as well as the latest publicly available Responsible Minerals Assurance Process (“RMAP”) smelter data. The RMAP is RMI’s audit program that uses an independent third-party assessment of smelter/refiner management systems and sourcing practices to validate conformance with RMAP standards. Our suppliers identified a total of 337 smelters and refiners determined by Assent to be legitimate smelters and refiners. Of these 337 smelters and refiners, 208 have been validated as conformant to RMAP standards and a further 9 have agreed to undergo or are currently undergoing an RMAP assessment. Some CMRTs we received were made on a company or division level basis which did not allow us to identify which smelters or refiners listed by our suppliers actually processed the 3TG contained in our products.

Facilities, Country of Origin and Mines

Efforts to Determine Mine or Location of Origin

Our efforts to determine the mine or location of origin of the necessary conflict minerals contained in our products include the due diligence efforts described in this report.

Facilities Used to Process, and Country of Origin of, the Necessary Conflict Minerals in our Products

Because some of the CMRTs we received from our suppliers were made on a company or division level basis, rather than on a product-level basis, we are not able to conclusively determine which smelters or refiners actually processed the 3TG contained in our products as these facilities may have processed minerals for our suppliers’ other customers.

Steps to be taken to mitigate risk

We acknowledge that, given the complexity of our global supply chain and the number of intermediaries between smelters/refiners and our direct suppliers, there are inherent limitations on our ability to verify with certainty the origin of all necessary conflict minerals in our products. Nonetheless, we intend to continue to take the following steps to improve the due diligence process conducted in the future to further mitigate any risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries:

a.	Identify the products that we manufacture or contract to manufacture and request conflict mineral disclosures from the suppliers for such products.

b.	Include a responsible minerals clause with Conflict Minerals provisions in relevant new or renewed supplier agreements.

c.	Continue to engage with our suppliers, including those of our acquired companies, more closely and provide such suppliers with more information and training resources regarding responsible sourcing of 3TG.

d.	Encourage our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.

e.	As we continue to expand our business through organic growth and acquisitions, we remain committed to extending our conflict minerals due diligence program across our integrated operations. We will continue to assess and enhance our program to address evolving supply chain complexities and regulatory expectations.

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Forward Looking Statements

Statements in this Form SD and the Conflict Minerals Report included as Exhibit 1.01 may include forward-looking statements. Words such as “intend,” “continue,” “expect,” “will,” “may,” “could,” “believe,” “plan,” “anticipate,” and similar expressions generally identify these forward-looking statements. Forward-looking statements include, among other things, statements relating to our future supply chain management practices, intended improvement efforts to mitigate risk, our plans to engage with suppliers, efforts to improve our due diligence processes, and plans to extend our conflict minerals program across our integrated operations including acquired companies. Forward-looking statements are based upon assumptions, expectations, plans and projections that we believe to be reasonable when made, but which may change over time. These statements are not guarantees of future performance and inherently involve a wide range of risks and uncertainties that are difficult to predict, including the completeness and accuracy of information provided by third-party suppliers, changes in our supply chain, future acquisitions, evolving regulatory guidance, and the inherent limitations on tracing conflict minerals through complex multi-tier supply chains. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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